UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-1004
FORM 11-K

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005 or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission File Number 0-19598
infoUSA Inc. 401(K) Plan
5711 South 86th Circle, Omaha, Nebraska 68127
(Full title and address of the plan)
infoUSA Inc.
5711 South 86th Circle, Omaha, Nebraska 68127
Registrant’s telephone number, including area code (402) 593-4500
Notices and communications from the Securities and Exchange
Commission relative to this report should be forwarded to:
Stormy L. Dean
Chief Financial Officer
infoUSA Inc.
5711 South 86th Circle, Omaha, Nebraska 68127

infoUSA INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)
infoUSA INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm
The Plan Trustees
infoUSA Inc. 401(k) Plan:
We have audited the financial statements of the infoUSA Inc. 401(k) Plan (the Plan) as of December 31, 2005 and 2004 and for the year ended December 31, 2005, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Omaha, Nebraska
June 29, 2006

infoUSA INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Noninterest-bearing cash	$530	6,123
Investments at fair value:
Money market fund	148,593	37,266
Mutual funds	58,632,842	44,784,807
infoUSA Inc. common stock	7,447,658	7,348,775
Common stock	20,606	—
Participant loans	1,138,298	1,087,360

Total investments	67,387,997	53,258,208

Receivables:
Employer contributions	66,668	—
Employee contributions	190,865	—

Total receivables	257,533	—

Total assets	67,645,530	53,264,331
Liabilities:
Accrued administrative expenses	35,435	40,806

Net assets available for benefits	$67,610,095	53,223,525

See accompanying notes to financial statements.

infoUSA INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,061,910
Net appreciation in fair value of investments	2,904,053

Total investment income	3,965,963

Contributions:
Participants	5,429,323
Employer stock contribution	1,915,799
Participant rollovers	392,997

Total contributions	7,738,119

Plan merger	8,534,675

Total additions	20,238,757

Deductions from net assets attributed to:
Benefits paid to participants	5,591,220
Administrative fees	260,967

Total deductions	5,852,187

Net increase	14,386,570

Net assets available for benefits:
Beginning of year	53,223,525

End of year	$67,610,095

See accompanying notes to financial statements.

Notes to Financial Statements - December 31, 2005 and 2004
(1)	Description of Plan

The following description of the infoUSA Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering employees of infoUSA Inc. (the Company) who have been employed by the Company for any consecutive six-month period and have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Each year, participants may contribute up to 100% of their pretax annual compensation, as defined by the Plan, not to exceed limits set by the secretary of the treasury. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes matching contributions of 50% of the first 6% of participant contributions, which may be in the form of Company common stock or cash.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of plan earnings based on balances in their account. All contributions, except Company matching contributions made in Company common stock, are directed by the participants into the various investment options offered. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For Company matching contributions made in Company common stock, participants may elect to transfer the value of the common stock to other investment options at any time.

(d)	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. These loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0% to 10.5% at December 31, 2005. Principal and interest is paid ratably through payroll deductions. Loans are considered in default 90 days following the last payment for the loan. At the time of default, they are considered a distribution of the Plan.

(f)	Payment of Benefits

Upon termination of service, a participant will receive a lump-sum amount equal to the vested balance of his or her account, subject to mandatory federal income tax withholding, unless the participant rolls over the distribution into another qualified plan.

(g)	Forfeitures

Nonvested portions of terminated participants’ accounts are forfeited. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $262,396 and $314,327, respectively. Forfeitures are applied against future Company contributions, including payment of administrative expenses. During 2005, administrative expenses of $247,606 were paid from forfeited nonvested accounts.
(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements.
(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Quoted market prices are used to determine fair value of investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participants’ loans are valued at their outstanding balances, which approximate fair value. Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Administrative Expenses

The Plan is responsible for all administrative expenses; however, the Company may elect to pay administrative expenses directly or through forfeited nonvested accounts.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Investments

The following table represents the fair value of individual investments that exceed 5% of the Plan’s net assets at December 31, 2005 and 2004:

	2005	2004
infoUSA Inc. common stock	$7,447,658	7,348,775
Alliance Bernstein Growth and Income Fund	10,171,388	8,773,477
Gabelli Growth Fund	12,207,849	8,864,327
PIMCO Total Return Fund	5,095,225	4,232,079
RS Smaller Co. Growth Fund	5,409,469	4,237,264
William Blair International Growth Fund	4,537,756	*
ABN AMRO Income Plus Fund	3,597,532	3,296,799
Vanguard 500 Index Fund	9,143,908	7,102,468
Royce Total Return Fund	*	2,401,592

*	Fair value of the investment did not exceed 5% of the Plan’s net assets at December 31st of the applicable year.
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,904,053 as follows:

Mutual funds	$3,080,191
infoUSA Inc. common stock	(175,288)
Common Stock	(850)

$2,904,053

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 27, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(7)	Plan Merger

Effective January 1, 2005, the Company merged the net assets of the OneSource Retirement Savings Plan of $8,534,675 into the Plan.

(8)	Subsequent Events

Effective January 2, 2006, the Company merged the net assets of Millard Group Retirement Savings Plan of $5,951,707 into the Plan.

Schedule
infoUSA INC. 401(k) PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2005

		(c)
		Description of investment,
	(b)	including maturity date, number			(e)
	Identity of issue, borrower,	of shares or units, rate of interest,		(d)	Current
(a)	lessor, or similar party	collateral, and par or maturity value		Cost	value
	William Blair International Growth Fund	Mutual fund	$	**	4,537,756	7%
	Alliance Bernstein Growth & Income Fund	Mutual fund		**	10,171,388	15%
	Cohen & Steers Realty Shares Fund	Mutual fund		**	11,559	0%
	Franklin Utilities Fund	Mutual fund		**	9,986	0%
	Dreyfus Emerging Markets Fund	Mutual fund		**	2,348,216	3%
	Gabelli Growth Fund	Mutual fund		**	12,207,849	18%
	ING GNMA Income Fund	Mutual fund		**	120,779	0%
	Loomis Sayles Bond Fund	Mutual fund		**	1,598,330	2%
	T. Rowe Price Funds High Yield Fund	Mutual fund		**	1,221,272	2%
	PIMCO Total Return Fund	Mutual fund		**	5,095,225	8%
	RS Smaller Co Growth Fund	Mutual fund		**	5,409,469	8%
	Royce Total Return Fund	Mutual fund		**	2,667,048	4%
	ABN AMRO Income Plus Fund	Mutual fund		**	3,597,532	5%
	Vanguard 500 Index Fund	Mutual fund		**	9,143,908	14%
	Fidelity Real Estate Investment Fund	Mutual fund		**	18,987	0%
	T. Rowe Price New Era Fund	Mutual fund		**	11,740	0%
	Janus Growth & Income Fund	Mutual fund		**	12,196	0%
	American Century International Bond Fund	Mutual fund		**	414,992	1%
	Stratton Monthly Dividend REIT	Mutual fund		**	19,177	0%
	Vanguard Energy Fund	Mutual fund		**	15,433	0%
	Goldman Sachs	Money market fund		**	148,593	0%
	Allete Inc.	Common stock, 250 shares		**	11,000	0%
	Protein Design Labs Inc.	Common stock, 338 shares		**	9,606	0%
*	infoUSA Inc.	Common stock, 681,396 shares		**	7,447,658	11%
*	Participant loans	Maturity dates ranging from 2006 to 2014 with rates from 5.0% to 10.5%		**	1,138,298	2%

					$67,387,997

*	Represents party-in-interest.
**	Historical cost information is omitted as it is no longer required for participant-directed accounts.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

infoUSA INC.

Date: June 29, 2006	/s/ Stormy L. Dean

Stormy L. Dean, Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm filed herewith.